UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 14)

ATARI, INC.
(F/K/A INFOGRAMES, INC., F/K/A GT INTERACTIVE SOFTWARE CORP.)
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

04651M204
(CUSIP Number)

David Gardner
Infogrames Entertainment S.A.
1 Place Verrazzano
69252 Lyon Cedex 09 France
+33 (0) 4 37 64 30 00
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Nilene R. Evans, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000

April 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 04651M204

1	Name of Reporting Person

Infogrames Entertainment S.A.
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(D) or 2(E)

☐
6	Citizenship or Place of Organization

France
	7	Sole Voting Power

		6,926,245[1]
Number of	8	Shared Voting Power
Shares
Beneficially		26,000[2]
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		6,926,245[3]
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,952,245[4]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

51.6%[5]
14	Type of Reporting Person

CO

1 Represents 6,926,245 shares of Common Stock (the “CUSH Owned Shares”) directly held by California U.S. Holdings, Inc., a wholly owned subsidiary of Infogrames.
2 Represents a proxy for the vote of 26,000 shares of Common Stock (the “Cayre Director Proxy Shares”) held by the Cayre family.
3 Represents the CUSH Owned Shares.
4 Includes (i) CUSH Owned Shares and (ii) the Cayre Director Proxy Shares.
5 Based on 13,477,920 shares of the Company’s Common Stock outstanding as of April 28, 2008.

CUSIP No. 04651M204

1	Name of Reporting Person

California U.S. Holdings, Inc.
2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

AF
5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(D) or 2(E)

☐
6	Citizenship or Place of Organization

CALIFORNIA
	7	Sole Voting Power

		6,926,245[6]
Number of	8	Shared Voting Power
Shares
Beneficially		26,000[7]
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		6,926,245
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,952,245[8]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

51.6%[9]
14	Type of Reporting Person

CO

6 Represents the 6,926,245 CUSH Owned Shares.
7 Represents the 26,000 Cayre Director Proxy Shares.
8 Includes (i) CUSH Owned Shares and (ii) the Cayre Director Proxy Shares.
9 Based on 13,477,920 shares of the Company’s Common Stock outstanding as of April 28, 2008.

This Amendment No. 14 (“Amendment No. 14”) to the Schedule 13D filed on December 14, 1999 with the Securities and Exchange Commission (the “SEC”), as amended by the following amendments filed with the SEC : Amendment No. 1 filed on January 10, 2000, Amendment No. 2 filed on May 26, 2000, Amendment No. 3 filed on October 4, 2000, Amendment No. 4 filed on January 8, 2001, Amendment No. 5 filed on September 24, 2003, Amendment No. 6 filed on February 24, 2004, Amendment No. 7 filed on June 18, 2004, Amendment No. 8 filed on January 14, 2005, Amendment No. 9 filed on January 18, 2005, Amendment No. 10 filed on September 22, 2005, Amendment No. 11 filed on April 18, 2006, Amendment No. 12 filed on October 10, 2007 and Amendment No. 13 filed on March 7, 2008 (as so amended, the “Schedule 13D”), is filed by the undersigned to further amend the Schedule 13D. The Schedule 13D is filed with respect to the common stock, par value $0.10 per share (the “Common Stock”), of Atari, Inc. (formerly known as Infogrames, Inc., formerly known as GT Interactive Software Corp.), a Delaware corporation (the “Company”). The address of the principal executive offices of Atari, Inc. is 417 Fifth Avenue, New York, NY 10016. Capitalized terms used and not defined in this Amendment No. 14 shall have the meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment No. 14 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is amended to add the following paragraphs:

On April 30, 2008, Infogrames, Irata Acquisition Corp. (“Merger Sub”), a newly formed Delaware corporation wholly owned by CUSH, and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). A copy of the Merger Agreement is attached hereto as Exhibit 99.11 and incorporated herein by reference. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation. Upon consummation of the Merger, the Company will become a wholly owned indirect subsidiary of Infogrames.

At the effective time of the Merger, all shares of the Company’s common stock, par value $0.10 per share, then outstanding (other than shares owned by the Filing Persons and shares as to which dissenters’ rights have been properly exercised) will be converted into the right to receive $1.68 per share in cash.

Infogrames and the Company have made customary representations, warranties and covenants in the Merger Agreement, including, among others: (i) covenants generally requiring the Company to conduct its business prior to the closing of the Merger in the ordinary course consistent with past practice; (ii) subject to the Company’s Board of Directors’ right to exercise its fiduciary duties, covenants restricting the solicitation of competing acquisition proposals, and (iii) covenants relating to the holding of a meeting of Company stockholders to vote upon the Merger and approval of the Merger Agreement notwithstanding that the Filing Persons own a majority of the Company Common Stock sufficient to approve the Merger. There is no financing condition. The transaction is expected to be completed in the third quarter of 2008.

Under the Merger Agreement, each of the Company and Infogrames has certain rights to terminate the Merger Agreement and the Merger, including upon recommendation by the Company’s board of directors of a Superior Proposal (as defined in the Merger Agreement). Upon the termination of the Merger Agreement pursuant to specified circumstances set forth in the Merger Agreement, including upon such a change in recommendation, the Company must pay Infogrames a termination fee of $450,000.

The transaction was negotiated and approved by the Special Committee of Atari’s board of directors, which consists entirely of directors who are independent of Infogrames. Based on such negotiation and approval, the Company’s Board of Directors approved the Merger Agreement and recommended that Company’s stockholders vote in favor of the Merger Agreement. The Company expects to call a special meeting of shareholders to consider the merger in the third quarter of calendar 2008. Since Infogrames controls a majority of the Company’s outstanding shares, Infogrames has the power to approve the transaction without the approval of the Company’s other shareholders.

In addition to entering into the Merger Agreement, on April 30, 2008, the Company and Infogrames entered into a Credit Agreement (the “Credit Agreement”), a copy of which is attached hereto as Exhibit 99.12 and incorporated by reference herein. The Credit Agreement provides that, upon the terms and subject to the conditions set forth in the Credit Agreement, Infogrames will loan up to $20 million to the Company for working capital purposes through September 30, 2008. The material terms of the Credit Agreement are substantially identical to those of the Existing Credit Facility (as defined below) between the Company and funds affiliated with BlueBay Asset Management plc (collectively, “Bluebay”). Borrowings under the Credit Agreement will bear an interest rate equal to the applicable LIBOR rate plus 7% per year. Borrowings under the Credit Facility mature on the earlier of December 31, 2008 or the date on which the Merger Agreement is terminated pursuant to specified circumstances set forth in the Merger Agreement. The Company may prepay borrowings on a voluntary basis at any time without penalty. The Company must prepay borrowings in an amount equal to (a) any net proceeds it receives as a result of incurring any indebtedness not permitted under the Credit Agreement, (b) any net proceeds it receives from certain dispositions and from its sale of equity interests in itself or equity interests in its subsidiaries, (c) under certain circumstances, any net proceeds it receives as a result of a casualty or condemnation, and (d) at the end of each month, the amount by which the Company’s cash receipts exceeded its cash disbursements during the most recently ended four week budget period.

The Company’s obligations under the Credit Agreement and related loan documents are secured by liens on substantially all of the Company’s assets. A condition precedent to any borrowings under the Credit Agreement is the Merger Agreement remaining in effect. The Credit Agreement contains certain covenants, including compliance with the Company’s budget, subject to permitted variances. Events of Default under the Credit Agreement include any failure of the Company to comply with its obligations under the Merger Agreement and the occurrence of an “Event of Default” under the Company’s existing credit agreement with BlueBay.

Infogrames’ rights under the Credit Agreement are subject to the terms of the Temporary Liquidity Facility Intercreditor Agreement dated as of April 30, 2008 (the “Intercreditor Agreement”) by and between Infogrames and BlueBay High Yield Investments Luxembourg S.A.R.L., a copy of which is attached hereto as Exhibit 99.13 and incorporated by reference herein. The Intercreditor Agreement requires Infogrames to refrain from exercising its rights and remedies as to its collateral for a period of 270 days (provided that, in any event, Infogrames may not exercise such rights or remedies while BlueBay is exercising its rights and remedies as to the collateral) and prohibits the amendment of the Credit Agreement and related loan documents without BlueBay’s consent. Prior to a default under the Credit Agreement, Infogrames’ will have the right to receive the excess cash flow that otherwise would be payable by the Company to BlueBay, up to $10 million; thereafter, Infogrames and BlueBay will be paid on a pari passu basis. In the event of a default, Infogrames and BlueBay would share any recovery from the collateral or otherwise on a pari passu basis up to the amount of $10 million to Infogrames and $14 million to BlueBay; the second $10 million owed to Infogrames is subordinated to the BlueBay debt.

In order to permit the signing of the Merger Agreement and the establishment of the Credit Agreement with Infogrames, the Company entered into a Waiver, Consent and Fourth Amendment (the “Fourth Amendment”) to the Credit Agreement, dated as of November 3, 2006, as amended, by and among the Company, the lenders party thereto and BlueBay as administrative agent for the lenders thereunder, relating to an asset-based secured credit facility consisting of a revolving line of credit in an amount up to $14 million (the “Existing Credit Facility”). Under the Fourth Amendment, among other things, (i) BlueBay agreed to waive the Company’s non-compliance with certain representations and covenants under the Credit Agreement, (ii) BlueBay agreed to consent to the Company’s entering into the new Credit Agreement with Infogrames, (iii) BlueBay agreed to consent to the Company’s entering into the Merger Agreement with Infogrames, and (iv) BlueBay and the Company agreed to certain amendments to the Existing Credit Facility with respect to the Intercreditor Agreement described above.

The description contained in this Item 4 of certain terms of the Merger Agreement, the Credit Agreement, the Intercreditor Agreement, the Fourth Amendment (collectively, the “Agreements”) and the transactions contemplated by each of the Agreements is qualified in its entirety by reference to the full texts thereof, copies of which are Exhibits 99.11, 99.12 and 99.13 hereto and Exhibit 10.3 to the Company's Current Report on Form 8-K dated April 30, 2008 and filed on May 5, 2008, respectively. The descriptions of the Agreements has been included to provide investors and security holders with information regarding their respective terms and conditions. It is not intended to provide any other factual information about the Company or the Filing Persons. The Agreements contain representations and warranties that the parties thereto made to and solely for the benefit of each other. The assertions embodied in the Company’s representations and warranties are also qualified by information contained in its confidential disclosure schedules delivered in connection with the signing of certain of the Agreements. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the respective dates of the agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of such representations and warranties may change after the respective dates thereof, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended to add the following paragraph:

If the Merger is effected as provided in the Merger Agreement, the Filing Persons will own 100% of the shares of Common Stock of the Company. See Item 4 for additional information.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On April 30, 2008, the Company, Infogrames and the Merger Sub entered into the Merger Agreement, which provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation. Upon consummation of the Merger, the Company will become a wholly owned indirect subsidiary of Infogrames. For additional information about the Merger Agreement, see Item 4 hereof. A copy of the Merger Agreement is attached hereto as Exhibit 99.11.

On April 30, 2008, the Company and Infogrames also entered into the Credit Agreement, which provides that, upon the terms and subject to the conditions set forth in the Credit Agreement, Infogrames will loan up to $20,000,000 to the Company. In connection with entering into the Credit Agreement, the Company, Infogrames and BlueBay entered into the Intercreditor Agreement and the Company and BlueBay entered into the Fourth Amendment. For additional information about the Credit Agreement, the Intercreditor Agreement and the Fourth Amendment, see Item 4 hereof.

Item 7.	Materials to Be Filed as Exhibits

Exhibit 99.11
Agreement and Plan of Merger, dated as of April 30, 2008, by and among Atari, Inc, Infogrames Entertainment S.A. and Irata Acquisition Corp., incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K dated April 30, 2008 and filed on May 5, 2008

Exhibit 99.12
Credit Agreement, dated as of April 30, 2008, between Atari, Inc. and Infogrames Entertainment S.A., incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 30, 2008 and filed on May 5, 2008

Exhibit 99.13
Temporary Liquidity Facility Intercreditor Agreement, dated as of April 30, 2008 by and among Atari, Inc., BlueBay High Yield Investments (Luxembourg) S.A.R.L., as Agent for the Secured Parties (as defined therein) under the BlueBay Credit Agreement (as defined therein), and Infogrames Entertainment S.A., incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated April 30, 2008 and filed on May 5, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2008
INFOGRAMES ENTERTAINMENT S.A.

	By:	/s/ David Gardner
David Gardner Chief Executive Officer